UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Non-Binding Term Sheet

On June 29, 2026, NaaS Technology Inc. (the “Company”) entered into a non-binding term sheet (the “Term Sheet”) with Newlinks Technology Limited (the “Parent”), the Company’s controlling shareholder, and its affiliates, Newlink Digital Energy Holding Limited (the “Seller”) and China Newlink Holding Limited (the “Target”), in relation to the proposed acquisition by the Company of 100% of the issued and outstanding shares of the Target from the Seller (the “Acquisition”). As conditions to the closing of the Acquisition, the Target will establish a subsidiary to enter into VIE control agreements with variable interest entities and hold a proprietary electric-vehicle and energy data corpus. As the Seller is indirectly controlled by the Parent, the Acquisition constitutes a related-party transaction under applicable Nasdaq rules.

The aggregate purchase price for the Acquisition is US$15,000,000, which will be satisfied entirely through the issuance to the Seller of newly issued Class A ordinary shares, par value US$0.000001 per share, of the Company corresponding to 5,000,000 American Depositary Shares of the Company (the “ADSs”) based on the current 1:3,200 ADS-to-Class A ordinary share ratio, subject to equitable adjustment in the event of any share split, reverse share split, share dividend, consolidation, recapitalization, change in ADS-to-ordinary-share ratio, or similar event occurring between the date of the Term Sheet and the closing of the Acquisition. The number of ADSs was calculated based on a deemed price of US$3.0 per ADS, with reference to the volume-weighted average price of the Company’s ADSs on Nasdaq for the 30 trading days preceding the date of the Term Sheet.

The consummation of the Acquisition is subject to the entry of the definitive agreement and the satisfaction or waiver of several conditions precedent, including, but not limited to: (i) the satisfactory completion of the Company’s business, financial, and legal due diligence; (ii) the review and approval of the Acquisition by the Audit Committee of the Company’s board of directors, based on a determination of fairness to the Company and its disinterested shareholders, supported by a third-party valuation report and/or fairness opinion from a qualified independent financial advisor; (iii) the absence of any material adverse change with respect to the Target group; and (iv) the receipt of all requisite governmental, regulatory, and third-party approvals.

The Seller and the Target has agreed to an exclusivity undertaking running from the date of the Term Sheet until August 30, 2026, or such longer period as the parties may agree in writing. During this period, they may not solicit, negotiate, or enter into any competing third-party acquisition, share non-public information for such a purpose, grant negotiation rights to others, or otherwise frustrate the proposed Acquisition, and the Seller must promptly notify the Purchaser of any competing approach.

The Term Sheet is non-binding, with the exception of certain provisions relating to due diligence, costs, exclusivity, confidentiality, governing law, termination and signing. The parties intend to negotiate and enter into definitive agreements to effectuate the Acquisition. There can be no assurance that the parties will enter into definitive agreements or that the proposed Acquisition will be consummated on the terms described, or at all.

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: June 29, 2026

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